No. 812-14239

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO Sections 6(c), 12(d)(1)(J), and 57(c) of the Investment Company Act of 1940 (“1940 Act”) granting exemptions from Sections 12(d )(1)(A), 18(a), 21(b), 57(a)(1) - (3), AND 61(a) of

the 1940 Act; under Section 57(i) of the 1940 Act and

Rule 17d-1 under the 1940 Act to permit certain

joint transactions otherwise prohibited by

Section 57(a)(4) of the 1940 Act; and under section 12(h) OF THE SECURITIES EXCHANGE ACT OF 1934 (“EXCHANGE ACT”) GRANTING AN EXEMPTION FROM SECTION 13(a) OF THE EXCHANGE ACT

CAPITALA FINANCE CORP.,

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP,

CAPITALSOUTH PARTNERS F-II, LLC,

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.,

CAPITALSOUTH PARTNERS SBIC F-III, LLC,

CAPITALSOUTH PARTNERS FLORIDA SIDECAR FUND I, L.P.,

CSP-MEZZANINE FUND I, LLC

and

CAPITALA INVESTMENT ADVISORS, LLC

4201 Congress St., Suite 360

Charlotte, NC 28209

(704) 376-5502

All Communications, Notices and Orders to:

Joseph B. Alala, III

Chief Executive Officer and President

Capitala Finance Corp.

4201 Congress St., Suite 360

Charlotte, NC 28209

(704) 376-5502

Copies to:

Steve B. Boehm, Esq.

John Mahon, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

April 17, 2014

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

CAPITALA FINANCE CORP.,

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP,

CAPITALSOUTH PARTNERS F-II, LLC,

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.,

CAPITALSOUTH PARTNERS SBIC F-III, LLC, CAPITALSOUTH PARTNERS FLORIDA SIDECAR FUND I, L.P.,

CSP-FLORIDA MEZZANINE FUND I, LLC

and

CAPITALA INVESTMENT ADVISORS,

4201 Congress St.

Suite 360

Charlotte, NC 28209

File No. 812-14239

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c), 12(d)(1)(J), AND 57(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM SECTIONS 12(d)(1)(A), 18(a), 21(b), 57(a)(1)-(a)(3), AND 61(a) OF THE 1940 ACT; UNDER SECTION 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT; AND UNDER SECTION 12(h) OF THE SECURITIES EXCHANGE ACT OF 1934 GRANTING AN EXEMPTION FROM SECTION 13(a) OF THE EXCHANGE ACT

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Capitala Finance Corp., a Maryland corporation (the “Company”), CapitalSouth Partners Fund II Limited Partnership, a North Carolina limited partnership (“Fund II SBIC”), CapitalSouth Partners F-II, LLC, a North Carolina limited liability company (“Fund II SBIC General Partner”), CapitalSouth Partners SBIC Fund III, L.P., a Delaware limited partnership (“Fund III SBIC”), CapitalSouth Partners SBIC F-III, LLC, a North Carolina limited liability company (“Fund III SBIC General Partner”), CapitalSouth Partners Florida Sidecar Fund I, L.P., a Delaware limited partnership (“Florida Sidecar”), CSP-Florida Mezzanine Fund I, LLC, a North Carolina limited liability company (“CSP-Florida” together with Fund II SBIC General Partner and Fund III SBIC General Partner, the “General Partners”) and Capitala Investment Advisors, LLC, a Delaware limited liability company (“Capitala Investment Advisors”), (collectively, the “Applicants”), hereby file an application (“Application”) for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c), 12(d)(1)(J), 57(c), and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder2 and under section 12(h) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). The requested relief would permit the Company and its Subsidiaries3 to operate effectively as one company, specifically allowing them to: (1) engage in certain transactions with each other; (2) invest in securities in which the other is or proposes to be an investor that would otherwise be permitted if the Company and the Subsidiaries were one company; (3) be subject to modified consolidated asset coverage requirements for senior securities issued by a business development company (“BDC”)4 and its small business investment company (“SBIC”) subsidiaries; and (4) file consolidated reports with the Commission. The Company may, in the future, create additional wholly-owned subsidiaries that may also be licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBA Act”) as SBICs (collectively, with Fund II SBIC and Fund III SBIC, the “SBIC Subsidiaries,” and each an “SBIC Subsidiary”). Any existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future will comply with its terms and conditions.

1 Unless otherwise indicated, all section references herein are to the 1940 Act.

2 Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

3 Subsidiary means Fund II SBIC, Fund III SBIC, Florida Sidecar and any direct or indirect wholly-owned subsidiary of the Company. References to “Subsidiary” include Subsidiaries currently in existence, as well as any future Subsidiaries. No Subsidiary other than Fund II SBIC and Fund III SBIC will be a BDC and no Subsidiary will be a registered investment company.

4 Section 2(a)(48) of the Act generally defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

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I.           STATEMENT OF FACTS AND BACKGROUND

A.           The Company

The Company was organized under the General Corporation Law of the state of Maryland on February 21, 2013, for the purpose of acquiring equity interests or assets of existing private funds, raising capital, and operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. On September 24, 2013, the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Exchange Act. Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the Exchange Act. On September 24, 2013, the Company filed a notice of its election to be regulated as a BDC within the meaning of Section 2(a)(48) of the 1940 Act on Form N-54A. It completed the initial public offering (the “IPO”) of its shares of common stock on September 30, 2013. The Company issued approximately 4.0 million shares of common stock to the public for net proceeds (after underwriting discounts and offering expenses) of approximately $74.25 million. The Company’s common stock is traded on the NASDAQ Global Market under the symbol “CPTA.”

In addition, the Company intends to elect to be treated as a regulated investment company (“RIC”) for tax purposes as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.

The Company expects to invest primarily in traditional mezzanine and senior subordinated debt, as well as senior and second-lien loans, and to a lesser extent, equity securities issued by smaller and lower middle-market companies. As of December 31, 2013, the Company had total assets of approximately $476.4 million. The Company may also invest in first-lien, senior secured positions in “stretch” senior secured loans, also referred to as “unitranche” loans. The Company expects the companies in which it invests will generally have between $5 million and $30 million in trailing twelve month EBITDA.

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The Company’s investment objective is to generate both current income and capital appreciation through debt and equity investments. The Company’s focus on mezzanine and senior subordinated loans will enable it to receive higher interest rates and more substantial equity participation. In addition to debt securities, the Company may acquire equity or detachable equity-related interests (including warrants) from a borrower.

The Company operates Fund II SBIC and Fund III SBIC as SBIC subsidiaries and utilizes the proceeds of the sale of SBA guaranteed debentures to enhance returns to the Company’s stockholders.

The Company’s executive offices are located at 4201 Congress St., Suite 360, Charlotte, NC 28209.

The Company’s board of directors (the “Board”) consists of five members, three of whom are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act. Pursuant to the Company’s charter, members of the Board are divided into three classes. Each class of directors will hold office for a three year term. However, the initial members of the three classes have initial terms of one, two and three years, respectively. At each annual meeting of the Company’s stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The Company’s charter permits the Board to elect directors to fill vacancies that are created either through an increase in the number of directors or due to the resignation, removal or death of any director.

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B.           The Subsidiaries

1.          Fund II SBIC

Fund II SBIC was organized as a limited partnership under the laws of the state of North Carolina on August 26, 2002, and received its license from the SBA in 2003 to operate as an SBIC under the SBA Act. The principals of Fund II SBIC sought an SBIC license in order to give Fund II SBIC access to attractive fixed-rate SBA guaranteed debentures. Fund II SBIC was organized to make mezzanine investments, primarily in later-stage, middle-market companies located in the southeastern and middle-Atlantic regions of the United States. As a licensed SBIC, Fund II SBIC has issued fixed low-interest, long-term debentures that are guaranteed by the SBA, securitized, and ultimately sold in the capital markets.

On September 20, 2013, Fund II SBIC filed its registration statement on Form N-5 with the Commission, as a co-registrant with the Company on its registration statement on Form N-2. As a result of the IPO and a series of transactions (the “Formation Transactions”), Fund II SBIC could be deemed to fail to meet the requirements for exclusion from the definition of an investment company set forth in (1) Section 3(c)(1) by reason of subparagraph (A) of Section 3(c)(1); and (2) Section 3(c)(7) by virtue of the Company’s failure to qualify as a “qualified purchaser” within the meaning of Section 2(a)(51) by virtue of Rule 2a51-3(a) of the 1940 Act, as the Company could be deemed to have been formed for the purpose of investing in Fund II SBIC. Accordingly, on September 24, 2013, Fund II SBIC filed an election to be regulated as a BDC within the meaning of Section 2(a)(48) of the 1940 Act on Form N-54A under the 1940 Act in connection with the effectiveness of its registration statement on Form N-5. On September 24, 2013, Fund II SBIC filed a registration statement on Form 8-A to register its common stock under Section 12 of the Exchange Act. Accordingly, Fund II SBIC is subject to the periodic reporting requirements under Section 13(a) of the Exchange Act.

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The Company owns a 98.97% limited partnership interest in Fund II SBIC. Fund II SBIC General Partner, a wholly-owned subsidiary of the Company, owns a 1.03% general partnership interest in Fund II SBIC. Therefore, Fund II SBIC is a wholly-owned subsidiary of the Company because the Company and Fund II SBIC General Partner own all of the partnership and voting interests in Fund II SBIC. Fund II SBIC is and will remain, at all times, a wholly-owned subsidiary of the Company and consolidated with the Company for financial reporting purposes.

Notwithstanding its limited partnership structure, the Amended and Restated Limited Partnership Agreement of CapitalSouth Partners Fund II Limited Partnership (“Fund II SBIC LP Agreement”) permits the appointment of a board of directors, which appointment is permitted by the North Carolina Revised Uniform Limited Partnership Act, with authority to manage the business and affairs of Fund II SBIC and take all action that the general partner could otherwise take except any action required by statute to be taken by the general partner of a North Carolina limited partnership. Consequently, pursuant to the Fund II SBIC LP Agreement, the general partner of Fund II SBIC has appointed a board of directors (“Fund II SBIC Board”) consisting of five persons, three of whom are not “interested persons” of Fund II SBIC within the meaning of Section 2(a)(19) of the 1940 Act and two of whom who are “interested persons” of Fund II SBIC. The members of Fund II SBIC Board are appointed each year by the equity owners of Fund II SBIC (i.e., Fund II SBIC General Partner and the Company). The Fund II SBIC Board members are identical to the members of the Company’s, its parent’s, Board. Under the Fund II SBIC LP Agreement, Fund II SBIC General Partner has irrevocably delegated the authority to manage the business affairs of Fund II SBIC to the Fund II SBIC Board. The SBA has approved the Fund II SBIC LP Agreement and the members of the Fund II SBIC Board pursuant to SBA regulations.

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2.          Fund III SBIC

Fund III SBIC was organized as a limited partnership under the laws of the state of Delaware on January 25, 2007 and is a wholly-owned subsidiary of the Company. Fund III SBIC received its license from the SBA in 2009 to operate as an SBIC under the SBA Act. The principals of Fund III SBIC sought an SBIC license in order to give Fund III SBIC access to attractive fixed-rate SBA guaranteed debentures. Fund III SBIC was organized to make mezzanine investments, primarily in later-stage, middle-market companies located in the southeastern and middle-Atlantic regions of the United States. As a licensed SBIC, Fund III SBIC has issued fixed low-interest, long-term debentures that are guaranteed by the SBA, securitized, and ultimately sold in the capital markets. Also as an SBIC, Fund III SBIC will be subject to the same SBA regulatory scheme as Fund II SBIC.

On September 20, 2013, Fund III SBIC filed its registration statement on Form N-5 with the Commission, as a co-registrant with the Company on its registration statement on Form N-2. As a result of the IPO and a series of transactions (the “Formation Transactions”), Fund III SBIC could be deemed to fail to meet the requirements for exclusion from the definition of an investment company set forth in (1) Section 3(c)(1) by reason of subparagraph (A) of Section 3(c)(1); and (2) Section 3(c)(7) by virtue of its failure to qualify as a “qualified purchaser” within the meaning of Section 2(a)(51) by virtue of Rule 2a51-3(a) of the 1940 Act, as the Company could be deemed to have been formed for the purpose of investing in Fund III SBIC. Accordingly, on September 24, 2013, Fund III SBIC filed an election to be regulated as a BDC within the meaning of Section 2(a)(48) of the 1940 Act on Form N-54A under the 1940 Act in connection with the effectiveness of its registration statement on Form N-5. On September 24, 2013, Fund III SBIC filed a registration statement on Form 8-A to register its common stock under Section 12 of the Exchange Act. Accordingly, Fund III SBIC is subject to the periodic reporting requirements under Section 13(a) of the Exchange Act.

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The Company directly owns a 99.05% limited partnership interest in Fund III SBIC. Fund III SBIC General Partner, a wholly-owned subsidiary of the Company, owns a 0.95% general partnership interest in Fund III SBIC. Therefore, Fund III SBIC is a wholly-owned subsidiary of the Company because the Company and Fund III SBIC General Partner own all of the partnership and voting interests in Fund II SBIC. Fund III SBIC is consolidated with the Company for financial reporting purposes.

Notwithstanding its limited partnership structure, the Amended and Restated Agreement of Limited Partnership of CapitalSouth Partners SBIC Fund III, L.P. (“Fund III SBIC LP Agreement”) permits the appointment of a board of directors, which appointment is permitted by the Delaware Revised Uniform Limited Partnership Act, with authority to manage the business and affairs of Fund III SBIC and take all action that the general partner could otherwise take except any action required by statute to be taken by the general partner of a Delaware limited partnership. Consequently, pursuant to the Fund III SBIC LP Agreement, the general partner of Fund III SBIC has appointed a board of directors (“Fund III SBIC Board”) consisting of five persons, three of whom are not “interested persons” of Fund III SBIC within the meaning of Section 2(a)(19) of the 1940 Act and two of whom are “interested persons” of Fund III SBIC. The members of Fund III SBIC Board are appointed each year by the equity owners of Fund III SBIC (i.e., Fund III SBIC General Partner and the Company). The Fund III SBIC Board members are identical to the members of the Company’s, its parent’s, Board. Under the Fund III SBIC LP Agreement, Fund III SBIC General Partner has irrevocably delegated the authority to manage the business affairs of Fund III SBIC to the Fund III SBIC Board. The SBA has approved the Fund III SBIC LP Agreement and the members of the Fund III SBIC Board pursuant to SBA regulations.

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3.          Future SBIC Subsidiaries

The Company formed Fund II SBIC in 2002. Due in part to the increase in the maximum amount of SBIC leverage available to associated5 SBICs pursuant to the American Recovery and Reinvestment Act of 2009, the Company later formed Fund III SBIC and may form other SBIC Subsidiaries to the extent permitted by applicable law. If future legislation or SBA regulations increase the current $225 million funding limit for two or more SBICs under common control, it may be necessary or advisable to establish more than two SBIC Subsidiaries to fully utilize available funding. Applicants seek for this Order’s exemptive relief to extend to additional SBIC Subsidiaries so that they may rely on the Order in the future without requiring additional exemptive relief. Further, applicants may seek additional SBIC licenses for future Subsidiaries after the SBIC license of a current SBIC Subsidiary expires. Each SBIC Subsidiary has an initial ten-year life (with provision for the general partner to extend the life of a SBIC Subsidiary for one or more additional years in the event that all of the SBIC Subsidiary’s investments have not been exited by the end of the tenth year). Applicants do not currently anticipate any of the SBIC Subsidiaries operating without SBA funding or guarantees. In the Applicants’ view, the SBIC leverage, including the increased capacity, remains a strategic advantage due to its long-term, flexible structure and a low fixed cost. Since the increase in the SBIC leverage cap applies to associated SBICs, the Company will allocate such increased borrowing capacity between Fund II SBIC, Fund III SBIC and any other SBIC Subsidiary if permitted. The senior securities issued by existing and future SBIC Subsidiaries will be held or guaranteed by the SBA.

5 The SBA defines “associate” as “any Person that directly or indirectly Controls, or is Controlled by, or under Common Control with, a licensee.” 13 C.F.R.§ 120.10 (2013).

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As an SBIC, each SBIC Subsidiary will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, each SBIC Subsidiary will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average net income after federal taxes not exceeding $6 million for the two most recent fiscal years. In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average net income after taxes not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

4.          Florida Sidecar and Future Non-SBIC Subsidiaries

Florida Sidecar was organized as a limited partnership under the laws of the state of Delaware on July 1, 2010 and its sole business purpose is to hold one or more investments on behalf of the Company. Florida Sidecar would be an investment company but for an exclusion in Section 3(c)(7) and its financial statements are consolidated with the Company’s financial statements. The Company may in the future form one or more direct or indirect wholly-owned non-SBIC Subsidiaries each of whose sole business purpose is to hold one or more investments on behalf of the Company. Any such non-SBIC Subsidiary would be an investment company but for an exclusion in Section 3(c) or in reliance on Rule 3a-7 and its financial statements would be consolidated with the Company’s financial statements.

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C.           The General Partners

1.          Fund II SBIC General Partner

The Fund II SBIC General Partner was organized as a limited liability company under the laws of the state of North Carolina on August 13, 2002. The Fund II SBIC General Partner is the sole general partner of Fund II SBIC. Upon consummation of the Formation Transactions, the Company entered into a new investment advisory and management agreement with Capitala Investment Advisors. The Fund II SBIC General Partner’s only role is to perform ministerial functions that result from decisions made by Capitala Investment Advisors; the Fund II SBIC General Partner is not able to prevent Capitala Investment Advisors from acting independently.

2.          Fund III SBIC General Partner

The Fund III SBIC General Partner was organized as a limited liability company under the laws of the state of North Carolina on June 25, 2007. The Fund III SBIC General Partner is the sole general partner of Fund III SBIC. Upon consummation of the Formation Transactions, the Company entered into a new investment advisory and management agreement with Capitala Investment Advisors. The Fund III SBIC General Partner’s only role is to perform ministerial functions that result from decisions made by Capitala Investment Advisors; the Fund III SBIC General Partner is not able to prevent Capitala Investment Advisors from acting independently.

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3.          CSP-Florida

CSP-Florida was organized as a limited liability company under the laws of the state of North Carolina on December 22, 2009 and serves as general partner to Florida Sidecar. CSP-Florida’s only role is to perform ministerial functions that result from decisions made by Capitala Investment Advisors; CSP-Florida is not able to prevent Capitala Investment Advisors from acting independently

D.           Capitala Investment Advisors

Capitala Investment Advisors was organized as a limited liability company under the laws of the state of Delaware on November 20, 2012, and serves as the investment adviser to the Company, the SBIC Subsidiaries and Florida Sidecar. Capitala Investment Advisors is registered as an investment adviser under the Investment Advisers Act of 1940. Pursuant to an investment management agreement with the Company that satisfies the requirements under Sections 15(a) and (c), Capitala Investment Advisors manages the consolidated assets of the Company, including those of Fund II SBIC, Fund III SBIC and Florida Sidecar. The investment professionals of Capitala Investment Advisors are responsible for sourcing potential investments, conducting research and diligence on potential investments and equity sponsors, analyzing investment opportunities, structuring investments and monitoring the investments and portfolio companies of the Company and its wholly-owned subsidiaries, including Fund II SBIC, Fund III SBIC and Florida Sidecar. It is anticipated that Capitala Investment Advisors will also provide management and advisory services to all Subsidiaries.

E.           The Formation Transactions

Prior to the closing of the IPO, through the Formation Transactions, the Company acquired all of the interests in Fund II SBIC, Fund III SBIC and Florida Sidecar, as well as the General Partners. Thus, on September 24, 2013:

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•	The Company acquired 100% of the limited partnership interests in Fund II SBIC, as well as 100% of the membership interests in its general partner, Fund II SBIC General Partner, which were collectively valued at approximately $52.8 million as of June 30, 2013 in exchange for approximately 2.4 million shares of the Company’s common stock issued to the limited partners of Fund II SBIC and Fund II SBIC General Partner. Fund II SBIC had approximately $52.2 of SBA guaranteed debentures outstanding as of June 30, 2013.

•	The Company acquired 100% of the limited partnership interests of Fund III SBIC, as well as 100% of the membership interests in its general partner, Fund III General Partner, collectively valued at $128.5 million as of June 30, 2013 by the Company’s board of directors, in exchange for 6.2 million shares of its common stock issued to the sole limited partner of Fund III SBIC and to Fund III SBIC General Partner. Fund III SBIC had approximately $150 million of SBA guaranteed debentures outstanding as of June 30, 2013.

•	The Company acquired 100% of the limited partnership interests in Florida Sidecar, as well as 100% of the membership interests in its general partner, CSP-Florida, which were collectively valued at $2.2 million as of June 30, 2013, in exchange for an aggregate of approximately 0.1 million shares of the Company’s common stock issued to the limited partners of Florida Sidecar and to CSP-Florida.

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After giving effect to these transactions, (1) the Company owns 100% of the membership interests in Fund II SBIC General Partner, Fund III SBIC General Partner and CSP-Florida, which are the sole general partners of Fund II SBIC, Fund III SBIC, and Florida Sidecar, respectively, and (2) the Company directly or indirectly owns 100% of the limited partnership interests in Fund II SBIC, Fund III SBIC and Florida Sidecar. The consummation of the Formation Transactions has been approved by the SBA. A diagram of the Company’s current corporate structure is set forth on Exhibit A to this Application.

II.          PROPOSED OPERATIONS AS ONE COMPANY

A.           Future Operations of the Company and its Subsidiaries

As currently contemplated by Applicants, the following types of transactions may arise in the future involving the Company and its Subsidiaries.

1.          The Company may from time to time transfer funds to either of the SBIC Subsidiaries or any other Subsidiary. Additional funding may be structured as contributions of additional capital or as loans. Such funding might be made for the purpose of increasing the SBIC Subsidiaries’ regulatory capital to allow the SBIC Subsidiaries to issue additional SBA guaranteed debentures or increasing the size of their “overline” limit for any one investment (defined by SBA regulations as 10% of the sum of private capital, i.e., paid in capital and surplus, and the “total amount of leverage projected by the [SBIC] in [its] business plan that was approved by SBA at the time of the grant of the company’s license.”).

2.          Any Subsidiary may from time to time make distributions of profits and capital to the Company in respect of the Company’s investment in the Subsidiaries, subject in the case of each SBIC Subsidiary to the requirements of the SBA Act and regulations issued thereunder.

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3.          Any Subsidiary may from time to time make loans or other advances to the Company, subject in the case of each SBIC Subsidiary to the requirements of the SBA Act and regulations issued thereunder. Such loans and advances might be made for the purpose of providing funds to the Company with which to pay dividends to maintain its qualification as a RIC or to make investments for its own account or to pay operating expenses. The Subsidiaries will not purchase or otherwise acquire any of the common stock of the Company.

4.          The Company and its Subsidiaries may determine from time to time to invest in securities of the same issuer, simultaneously or sequentially, in the same or different securities of such issuer, and to purchase or sell such investments separately or jointly.

5.          The Company and the Subsidiaries may from time to time purchase all or a portion of the portfolio investments held by the other in order to enhance the liquidity of the selling company or for other reasons, subject in the case of each SBIC Subsidiary to the requirements of the SBA Act and the regulations thereunder.

B.           Exemptive Relief Requested from Section 12(d)(1)

1.          General. Section 12 is made applicable to BDCs by virtue of Section 60 of the 1940 Act. Section 12(d)(1)(A) makes it unlawful for any registered investment company to purchase or otherwise acquire the securities of another investment company, except to the limited extent permitted by Sections 12(d)(1)(A)(i), (ii) and (iii).

2.          Application of Section 12(d) to Applicants. The Company may make loans or advances to its Subsidiaries, which could be deemed acquisitions of equity or debt securities of the Subsidiaries. Rule 60a-1 under the 1940 Act exempts the acquisition by a BDC of the securities of a Subsidiary that is operated as a wholly-owned subsidiary of the BDC from Section 12(d)(1)(A) of the 1940 Act. Accordingly, since the Company has elected BDC status and since the Subsidiaries are operated as a wholly-owned subsidiaries of the Company, the transfer of assets from the Company to any of the Subsidiaries should be exempt from the provisions of Section 12(d)(1)(A) by virtue of Rule 60a-1.

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However, the provisions of Section 12(d)(1) also apply to the activities of Fund II SBIC and Fund III SBIC since they have elected BDC status under the 1940 Act. As set forth above, neither Fund II SBIC nor Fund III SBIC will own voting stock of the Company. However, any loans or advances by Fund II SBIC or Fund III SBIC to the Company might be deemed to violate Section 12(d)(1)(A)(ii) or (iii) if the loans or advances are construed as purchases of the securities of the Company by Fund II SBIC or Fund III SBIC.

3.          Requested Exemptions. Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt persons or transactions from any provision of Section 12(d)(1) if and to the extent such exception is consistent with the public interest and the protection of investors. Therefore, Applicants request an order of the Commission exempting from the provisions of Section 12(d)(1)(A)(ii) and (iii) of the 1940 Act the acquisition by either of Fund II SBIC or Fund III SBIC of any securities of the Company representing indebtedness.

C.           Exemptive Relief Requested from Sections 57(a)(1) and (2)

1.          General. Sections 57(a)(1) and (2) make it unlawful for any person related to a BDC in the manner described in Section 57(b), or any affiliated person of that person (1) to sell any security or other property to the BDC or to any company controlled by the BDC (except securities of which the buyer is the issuer or securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities), and (2) to purchase from any BDC or from any company controlled by such BDC any security or other property (except securities of which the seller is the issuer).

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Section 57(b) specifies the persons to whom the prohibitions of Sections 57(a)(1) and (2) apply. These persons include the following: (1) any director, officer, employee, or other member of an advisory board of the BDC or any person who controls, is controlled by, or is under common control with such director, officer, employee or advisory board member; and (2)(A) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, the BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), and (B) any person (i) who controls, is controlled by, or is under common control with such adviser, promoter, general partner, principal underwriter, or person controlling, controlled by, or under common control with the BDC and (ii) who is an officer, director, partner, copartner or employee of such adviser, promoter, general partner, principal underwriter, or person controlling, controlled by, or under common control with the BDC.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to such person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

2.          Application of Section 57(a)(1) and (2) to Applicants. The Company is related to each of Fund II SBIC, Fund III SBIC and Florida Sidecar in manner described in Section 57(b) because of its direct or indirect ownership of all of the limited partnership interests in each of Fund II SBIC, Fund III SBIC and Florida Sidecar and its indirect ownership of 100% the general partnership interests in Fund II SBIC, Fund III SBIC and Florida Sidecar (through 100% ownership of the General Partners). Fund II SBIC, Fund III SBIC and Florida Sidecar would also each be a person related to each other in a manner described in Section 57(b) because each is deemed to be under the control of the Company and thus under common control. Any Subsidiary would also each be a person related to Fund II SBIC and Fund III SBIC in a manner described in Section 57(b) as long as they remain under the common control of the Company.

17

With respect to the prohibitions of Sections 57(a)(1) and (2), every purchase or sale transaction between the Company and any Subsidiary and every purchase or sale transaction between two or more Subsidiaries must be analyzed from the point of view of each participant, including, if applicable, an SBIC Subsidiary as a Subsidiary that is a BDC. As currently contemplated by the Applicants, there may be circumstances when it is in the interest of the Company and its stockholders and any Subsidiaries that one or more of the Company and a Subsidiary would purchase all or a portion of the portfolio investments held by one of the others in order to enhance the liquidity of the selling company or for other reasons, subject in each case to the requirements of the SBA and the regulations thereunder, as applicable. In addition, there may be circumstances when it is in the interest of the Company and/or its Subsidiaries for any non-BDC Subsidiary to invest in securities of an issuer that may be deemed to be a person related to either the Company or Fund II SBIC or Fund III SBIC in a manner described in Section 57(b), or for the Company to invest in securities of an issuer that may be deemed to be a person related to a Subsidiary in a manner described in Section 57(b), as in the case of a portfolio company deemed to be related to the Company or a Subsidiary as a result of either the Company’s or such Subsidiaries’ ownership of more than 25% of the portfolio company’s voting securities. Similarly, it may be desirable for Fund II SBIC or Fund III SBIC to invest in securities of an issuer that may be deemed to be a person related to the Company or the Subsidiaries in a manner described in Section 57(b).

18

If the Company were to engage in these activities other than through a Subsidiary, transactions with affiliated portfolio companies, whether controlled or not controlled, would be permissible without Commission approval by virtue of Rule 57b-1. The Commission made this clear in Investment Company Act Release 11493 (December 16, 1980), where, in adopting Rule 57b-1 (the “1980 Adopting Release”), the Commission stated in relevant part:

However, non-controlled portfolio affiliates of a business development company are not among those persons whose participation in transactions with the business development company requires Commission approval (under section 57(c) [15 U.S.C. 80a-56(c)] or specific statutory findings regarding the transaction by the company’s Board of Directors (under section 57(f) [15 U.S.C. 80a-56(f)]. The legislative history of the 1980 Amendments indicates that Congress also did not intend to require Commission approval or such specific statutory findings by the Board of Directors of a business development company for transactions between the company and a controlled portfolio affiliate. As the House Committee Report on the bill which became the 1980 Amendments states:

Conspicuously absent from the prohibitions in section 57 against transactions with the business development company are persons which it controls or of which it holds at least 5 percent of the outstanding securities. Also omitted from the prohibitions are persons affiliated with such so-called “downstream affiliates” of the business development company. In this regard, it should be noted that the Commission has undertaken through rulemaking to exempt all investment companies from prohibitions relating to transactions solely between investment companies and such downstream affiliates. The Committee again wishes to note that if experience demonstrates that under such exclusion from statutory prohibitions investors are not being adequately protected, the Committee would expect to revisit this area.

H.R. Rep. No. 1341, at 48 (1980) (Comm. Rep.) (emphasis added).

However, due to an apparently inadvertent drafting error, Business Development Company transactions involving controlled portfolio affiliates and certain affiliated persons of such affiliates must be approved by the Commission. The Commission proposes to correct this error by the rulemaking.

19

As pointed out in the House Committee Report, even if the Company were an investment company but not a BDC, it would be exempt from prohibitions relating to transactions between itself and its downstream affiliates. See Rules 17a-6 and 17d-1(d)(5) and (6). Thus, Rule 57b-1 exempts purchase or sale transactions between the Company (the BDC parent) and its downstream controlled affiliates from the prohibitions of Sections 57(a) and 17(a) and (d). However, without the Order requested by this Application, purchase or sale transactions between Fund II SBIC or Fund III SBIC and any other Subsidiary or downstream controlled affiliates of the Company may violate Section 57(a)(1) or (2) of the 1940 Act. Such purchase and sale transactions may violate Sections 57(a)(1) or (2) since the participant involved, any other Subsidiary or downstream controlled affiliate of the Company would be related to Fund II SBIC or Fund III SBIC, each of which is a BDC, in a manner described in Section 57(b). The exemption in Rule 57b-1 would not be available in this case since the transaction is between either of Fund II SBIC or Fund III SBIC (both BDCs) and entities affiliated with a controlling affiliate of Fund II SBIC or Fund III SBIC. Therefore the participant is not related to the BDCs (Fund II SBIC and Fund III SBIC) solely on the circumstances set forth in either paragraph (a) or (b) of Rule 57b-1 (i.e., not (a) solely because that person is directly or indirectly controlled by Fund II SBIC or Fund III SBIC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule). The Company, Fund II SBIC and Fund III SBIC should not be precluded from investing in portfolio affiliates of each other if such investments would be permitted if the Company its Subsidiaries were treated as one combined company.

20

3.           Requested Exemptions. Accordingly, the Applicants respectfully request an Order of the Commission pursuant to Section 57(c) exempting from the provisions of Sections 57(a)(1) and (2) any transaction in which one or more of the Company, Fund II SBIC, Fund III SBIC or any other Subsidiary would purchase all or a portion of the portfolio investments or other property held by one of the others. The Applicants also request an Order of the Commission exempting from the provisions of Sections 57(a)(1) and (2) any transaction in which any non-BDC Subsidiary invests in securities of an issuer that may be deemed to be a person related to either the Company or Fund II SBIC or Fund III SBIC in a manner described in Section 57(b), but only to the extent that any such transaction would not be prohibited if such Subsidiary were deemed to be part of the Company and not a separate company. Additionally, the Applicants request an Order of the Commission permitting the Company to invest in securities of an issuer that may be deemed to be a person related to a Subsidiary in a manner described in Section 57(b) and permitting Fund II SBIC or Fund III SBIC to invest in securities of an issuer that may be deemed to be a person related to the Company or the Subsidiaries in a manner described in Section 57(b). It is the intent of this request only to permit the Company and the Subsidiaries to do that which they otherwise would be permitted to do within the provisions of the 1940 Act if they were one company, as opposed to the Subsidiaries being wholly-owned subsidiaries of the Company (including the interests owned by the General Partners).

D.           Exemptive Relief Requested from Sections 21(b) and 57(a)(3)

1.          General. Section 57(a)(3) of the 1940 Act makes it unlawful for certain affiliated persons of a BDC, and certain affiliated persons of those persons, set out in Section 57(b), to borrow money or other property from such BDC or from any company controlled by the BDC (unless the borrower is controlled by the lender), except as permitted by Section 21(b) or Section 62. Section 21(b) (made applicable to BDCs by Section 62) provides that it shall be unlawful for a BDC to lend any money or property, directly or indirectly, to any person that controls or is under common control with the BDC, except to any company that owns all of the outstanding securities of the BDC other than directors’ qualifying shares.

21

2.          Application of Sections 21(b) and 57(a)(3) to Applicants. The Company is an affiliated person of Fund II SBIC and Fund III SBIC by reason of its direct or indirect ownership of all of the limited partnership interests in Fund II SBIC and Fund III SBIC and its indirect ownership of all of the general partnership interests in Fund II SBIC and Fund III SBIC through its 100% ownership of Fund II SBIC General Partner and Fund III SBIC General Partner. The Company does not directly own all of the outstanding securities of the Fund II SBIC or Fund III SBIC because Fund II SBIC General Partner holds a 1.03% general partnership interest in Fund II SBIC and Fund III SBIC General Partner holds a 0.95% general partnership interest in Fund III SBIC and both SBIC Subsidiaries have issued SBA guaranteed debentures and, in the future, may have other outstanding securities in the form of indebtedness. Fund II SBIC and Fund III SBIC are affiliated persons of the Company because they are deemed to be under the control of the Company. In addition, Fund II SBIC General Partner and Fund III SBIC General Partner may be deemed to be affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act because they are wholly-owned subsidiaries of the Company. Accordingly, the Company is related to Fund II SBIC and Fund III SBIC in the manner set forth in Section 57(b) and Fund II SBIC and Fund III SBIC are related to the Company in the manner set forth in Section 57(b).

There may be instances when it would be in the best interests of the Company and its stockholders for the Company to make loans to its Subsidiaries that are BDCs. There may also be instances when it would be in the best interests of the Company and its stockholders for its Subsidiaries that are BDCs to make loans to the Company. In the case of loans from Fund II SBIC or Fund III SBIC to the Company, the loans would be prohibited by Section 21(b) and Section 57(a)(3) because in those cases, the borrower controls the lender and the lender may have outstanding securities (such as, the general partnership interests owned by the General Partners, or SBA guaranteed debentures) not owned by the borrower.

22

3.          Requested Exemptions. Accordingly, the Applicants respectfully request an Order of the Commission pursuant to Section 57(c) exempting from the provisions of Section 57(a)(3) the borrowing of money or property by the Company from Fund II SBIC or Fund III SBIC.6 The Applicants also respectfully request an Order of the Commission pursuant to Section 6(c) exempting from the provisions of Section 21(b) the lending of money or other property by Fund II SBIC or Fund III SBIC to the Company and by the Company to Fund II SBIC or Fund III SBIC. It is the intent of this request only to permit the Company and its Subsidiaries that are BDCs to do that which they otherwise would be permitted to do within the provisions of the 1940 Act if they were one company, as opposed to Fund II SBIC and Fund III SBIC being wholly-owned, limited partnership subsidiaries of the Company. The Company states that for purposes of analysis under Sections 57(a)(3) and 21(b), Fund II SBIC and Fund III SBIC will always be collapsed into the Company and, without further order of the Commission, the Company, Fund II SBIC and Fund III SBIC will never be deemed separate entities in order to elicit more liberalized treatment under the 1940 Act.

E.           Exemptive Relief Requested from Section 57(a)(4) and Rule 17d-1

1.          General. Section 57(a)(4) makes it unlawful for certain persons related to a BDC in the manner set forth in Section 57(b), acting as principal, to knowingly effect any transaction in which the BDC or a company controlled by the BDC is a joint or joint and several participant with that person in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Section 57(i) states that the rules and regulations of the Commission under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) shall be deemed to apply to transactions subject to Section 57(a) until the adoption by the Commission of rules and regulations under Section 57(a).

6 The Applicants are not seeking relief from Section 57(a)(3) for loans from the Company to its Subsidiaries because under the existing control structure, no such relief is necessary.

23

Rule 17d-1(a) prohibits an affiliate or, when applying Rule 17d-1 to implement Section 57(a)(4), a person related to a BDC in a manner described in Section 57(b) acting as principal, from participating in, or effecting any transaction in connection with any joint enterprise or joint arrangement or profit-sharing plan in which any such BDC, or a company controlled by such BDC, is a participant, except pursuant to an order of the Commission. Rule 17d-1(d)(5) grants exemptions for certain transactions described therein where so called “upstream affiliates” of any registered investment company participants are also participants in the transaction.

2.          Application of Section 57(a)(4) and Rule 17d-1(a) to Applicants. As described above, the Company and its Subsidiaries are related to one another in a manner described in Section 57(b). There may be circumstances when it is in the interest of the Company and/or Fund II SBIC and/or Fund III SBIC, as applicable, that two or more of the Company, Fund II SBIC or Fund III SBIC or any other Subsidiary purchase or sell the same or different securities of the same issuer, either simultaneously or sequentially, and that they deal with their investments separately or jointly. The joint transactions prohibition of Section 57(a)(4) and Rule 17d-1, taken together, would not apply to transactions involving two or more of the Company and the non-BDC Subsidiaries because the Section 57(b) relationship would arise solely from the Company controlling each of the non-BDC Subsidiaries. Therefore, Rule 57b-1 would exempt the Company and its controlled affiliates from the prohibitions of Section 57(a)(4). However, a joint transaction in which either or both of Fund II SBIC or Fund III SBIC participates could be deemed to be prohibited under Section 57(a)(4) because the other participants would not be controlled affiliates of either Fund II SBIC or Fund III SBIC.

24

Such transactions would not involve upstream affiliates of any party (except for the Company as a controlling person of Fund II SBIC and Fund III SBIC). Also, these activities could conceivably involve joint investments in persons under the common control of the Company and either of Fund II SBIC or Fund III SBIC, in which case the exemption provided by Rule 17d-1(d)(5) does not appear to be available. However, if the Company and Fund II SBIC and Fund III SBIC were one combined investment company, Rule 17d-1(d)(5) would exempt transactions between that company and downstream affiliates, and if they were one combined BDC, the transactions would be exempted by Rule 57b-1. Because these exemptions may not be available in the circumstances proposed, Applicants are seeking an Order permitting this class of transactions under Section 57(a)(4) and Rule 17d-1. Applicants cannot rely on Rule 17d-1(d)(5) because the availability of the rule must be analyzed with each of the Company and Fund II SBIC and Fund III SBIC taking the part of the “registered investment company,” and while Fund II SBIC and Fund III SBIC are portfolio affiliates (as defined in Rule 17a-6) of the Company, the Company is not a portfolio affiliate of Fund II SBIC or Fund III SBIC. Applicants submit that it is reasonable and fair to permit these kinds of transactions since the Company would not be subject to the provisions of Section 57(a)(4) and Rule 17d-1 had it decided to conduct its SBIC activities itself instead of through its wholly-owned subsidiary.

25

3.          Requested Exemptions. Accordingly, the Applicants respectfully request an Order of the Commission pursuant to Section 57(i) and Rule 17d-1 thereunder, permitting any joint transaction that would otherwise be prohibited by Section 57(a)(4) between the Company and either or both of Fund II SBIC or Fund III SBIC with respect to any transaction involving investments by the Company or Fund II SBIC or Fund III SBIC in portfolio companies in which any is or is proposed to become an investor, but only to the extent that the transaction would not be prohibited if Fund II SBIC and Fund III SBIC (and all of their respective assets and liabilities) were deemed to be part of the Company, and not a separate companies. Additionally, the Applicants seek an Order of the Commission pursuant to Section 57(i) and Rule 17d-1 thereunder, permitting any joint transaction that would otherwise be prohibited by Section 57(a)(4) in which any Subsidiary that is a BDC and one or more other Subsidiary(s) participate, but only to the extent that the transaction would not be prohibited if the Subsidiaries participating were deemed to be part of the Company, and not separate companies. As stated above, the intent of these requests is only to permit the Company, the Subsidiaries, and the General Partners to conduct their businesses as otherwise permitted by the 1940 Act, as if the Company and the Subsidiaries were a single company.

F.           Exemptive Relief Requested from Sections 18(a) and 61(a)

1.          General. Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that Section. “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Section 61(a) applies Section 18, with certain modifications, to a BDC. Section 18(k), however, provides an exemption from Section 18(a)(1)(A) and (B) (relating to senior securities representing indebtedness) for SBICs. Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBA Act. However, companies operating under the SBA Act, such as the SBIC Subsidiaries, are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA. The SBIC Subsidiaries are regulated by the SBA and operate under the SBA Act.

26

2.          Application of Sections 18(a) and 61(a) to Applicants. As a BDC, the Company is subject to the requirements of Section 18(a) by way of Section 61(a). Although they are BDCs, the SBIC Subsidiaries, as investment companies licensed as SBICs under the SBA Act, are exempt, on a stand-alone basis, from Sections 18(a)(1)(A) and (B) and Section 61(a) by reason of the exemption provided by Section 18(k). However, since each SBIC Subsidiary is a wholly-owned subsidiary of the Company, a question exists as to whether the Company must comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) solely on an individual basis or whether the Company must also comply with these asset coverage requirements on a consolidated basis, because the Company may be deemed to be an indirect issuer of any class of senior securities issued by any of the SBIC Subsidiaries. Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis would mean that the Company would treat as its own all assets held directly by the Company and the SBIC Subsidiaries (with the value of the Company’s investment in the SBIC Subsidiaries eliminated) and would also treat as its own any liabilities of the SBIC Subsidiaries (with intercompany receivables and liabilities eliminated), including liabilities of either of the SBIC Subsidiaries with respect to senior securities as to which the SBIC Subsidiaries are exempt from the provisions of Sections18(a)(1)(A) and (B) by virtue of Section 18(k).

27

3.          Requested Exemptions. Accordingly, the Applicants request relief under Section 6(c) from Sections 18(a) and 61(a) to permit the Company to exclude from its consolidated asset coverage ratio any senior security representing indebtedness issued by any of the SBIC Subsidiaries.

G.           Precedents

In connection with the preparation of this Application, with respect to transactions between the Applicants, Applicants have reviewed previous exemptive orders issued by the Commission granting exemptive relief similar to that requested herein. See Fidus Investment Corporation, et. Al., Investment Company Act Release Nos. 29974 (March 1, 2012) (notice) and 30012 (March 27, 2012) (order) (“Fidus”); Triangle Capital Corporation, et. al., Investment Company Release Act Nos. 29453 (Sept. 30, 2010) (notice) and 29482 (Oct. 22, 2010) (order) (“Triangle II”); MCG Capital Corporation, et al., Investment Company Act Release Nos. 28427 (Sept. 30, 2008) (notice) and 28474 (Oct. 28, 2008) (order) (“MCG Capital”); Triangle Capital Corporation, et al., Investment Company Act Release Nos. 28383 (September 19, 2008) (notice) and 28437 (October 14, 2008) (order) (“Triangle”); Main Street Capital Corporation, et. al., Investment Company Act Release No. IC-28120; File No. 812-13411 (Jan. 16, 2008) (“Main Street”); Hercules Technology Growth Capital, Inc., et al., Investment Company Act Release Nos. 27748 (Mar. 7, 2007) (notice) and 27776 (Apr. 5, 2007) (order) (“Hercules”); Elk Associates Funding Corporation, et. al., Investment Company Act Release No. 24121, File No. 812-11420 (November 2, 1999) (“Elk Associates”); Berthel Growth & Income Trust I, et. al., Investment Company Act Release No. 23864, 69 SEC Docket 2233 (June 8, 1999) (“Berthel”); Allied Capital Corporation, et. al., Investment Company Act Release No. 22941, 66 SEC Docket 297 (Dec. 16, 1997) (“Allied Capital”); Capital Southwest Corporation, et. al., Investment Company Act Release No. 22586, 64 SEC Docket 457 (Mar. 26, 1997) (“Capital Southwest”); MACC Private Equities Inc., et. al., Investment Company Act Release No. 20887; 58 SEC Docket 2067 (Feb. 7, 1995) (“Private Equities”); Allied Capital Corporation II, et. al., Investment Company Act Release No.17492, 46 SEC Docket 343 (May 16, 1990) (“Allied II”); and Greater Washington Investors, et. al., Investment Company Act Release No.16055, 39 SEC Docket 549 (Oct. 15, 1987) (“Greater Washington”).

28

In Fidus, a parent BDC with an SBIC subsidiary that had also elected to be regulated as a BDC obtained similar relief as requested herein, and on the same conditions as contained herein, except as modified to reflect that there was only one SBIC subsidiary. The Fidus order permits a parent BDC and its wholly-owned SBIC/BDC subsidiary to engage in certain transactions that would be permitted if the BDC and its BDC subsidiary were one company and permits the parent BDC to adhere to the modified asset coverage requirements.

In Triangle, a parent BDC with an SBIC subsidiary that had also elected to be regulated as a BDC obtained the same relief as requested herein, and on the same conditions as contained herein, except as modified to reflect that the SBIC subsidiary was a limited liability partnership rather than a limited partnership. The Triangle order permits a parent BDC and its wholly-owned SBIC/BDC subsidiary to engage in certain transactions that would be permitted if the BDC and its BDC subsidiary were one company and permits the parent BDC to adhere to the modified asset coverage requirements. Triangle obtained further relief in Triangle II. The Triangle II order applies to future SBIC subsidiaries for modified asset coverage and permits transactions among other subsidiaries that may not be SBIC subsidiaries.

29

In Main Street, a parent BDC with an SBIC subsidiary obtained similar relief as requested herein, and on similar representations and conditions as contained herein. The Main Street order permits a parent BDC and its wholly-owned subsidiaries (one of which is an SBIC) to engage in certain transactions that otherwise would be permitted if the BDC and its subsidiaries were one company and permits the parent BDC to adhere to a modified asset coverage requirement. The Main Street order applies to future SBIC subsidiaries.

In Berthel, a parent BDC with a BDC/SBIC subsidiary obtained similar relief as requested herein, and on similar representations and conditions as contained herein, except as modified to reflect that the parent was a trust rather than a corporation and that the subsidiary was a limited liability company rather than a limited partnership. In Capital Southwest, a parent BDC with a closed-end management investment company/SBIC subsidiary, obtained exemptive relief similar to the relief requested in this application, and on similar representations and conditions as contained in this application. The Private Equities case involved a reorganization pursuant to a bankruptcy plan which provided for the transfer of all of the capital stock of an SBIC subsidiary of the debtors to a newly created BDC, and the election of the SBIC also to be regulated as a BDC. The Greater Washington and Allied Capital II, cases involved existing SBICs that reorganized by establishing wholly-owned subsidiaries to which the parent would transfer its SBIC license. The parent company in each case remained a BDC with public ownership.

In addition, Applicants have reviewed previous exemptive orders issued by the Commission granting exemptive relief with respect to future wholly-owned subsidiaries of the parent. See Triangle II, Main Street, MCG Capital, Hercules, Elk Associates, and Allied. In Triangle II, Main Street, MCG Capital, Hercules, Elk Associates and Allied, a parent BDC with an SBIC subsidiary obtained substantially the same relief as requested in this Application, including relief as to possible future wholly-owned subsidiaries of the parent.

30

The Company is requesting the ability to engage in exactly the same transactions with its SBIC Subsidiaries as did Fidus, Triangle, Main Street, Berthel, Elk Associates, Allied Capital, Capital Southwest, Private Equities, Greater Washington and Allied Capital II with respect to their wholly-owned SBIC subsidiaries. Because Triangle and Fidus obtained the relief requested herein in two consecutive applications, Applicants used both as models, making the same kind of representations and agreeing to similar conditions.

H.           Applicants’ Legal Arguments

1.          Section 6(c).

Applicants are requesting relief from Sections 18(a) and 61(a) of the 1940 Act to modify certain asset coverage requirements. Section 6(c) of the 1940 Act permits the Commission to conditionally or unconditionally exempt any person or transaction from any provision or provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

(a)          The Exemption Requested is Appropriate in the Public Interest.

The operation of the Company as a BDC with SBIC Subsidiaries is intended to permit the Company to engage in an expanded scope of operations beyond that which would be available to it if it conducted the SBIC operations itself. The Company and the SBIC Subsidiaries will be engaged in operations permitted (and in fact contemplated) by the 1940 Act and subject to the provisions thereof, as they are applied to BDCs. Moreover, since the SBIC Subsidiaries will be wholly-owned subsidiaries of the Company, any activity carried on by them will in all material respects have the same economic effect and substance with respect to the Company’s stockholders as it would if done directly by the Company.

31

With respect to the Section 18(a) and 61(a) exemptions, the net effect of application of the “asset coverage” requirements on a consolidated basis as to the Company and the SBIC Subsidiaries, if relief were not obtained, could be to restrict the ability of the SBIC Subsidiaries to obtain the kind of financing that would be available to the Company if it were to conduct the SBIC operations itself. Section 18(k) exempts any class of senior securities representing an indebtedness issued by certain closed-end companies from the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a), whether or not such class of senior securities representing an indebtedness is held or guaranteed by the SBA. The application of Section 18(k) to the Company would not expose investors to the risks of unconstrained leverage because the SBA regulates the capital structure of the SBIC Subsidiaries. Accordingly, no harm to the public interest will occur if the exemption is granted.

Based on the foregoing, it is clear that the public interest will not be harmed by the granting of the requested exemption, while the interests of the Company and its stockholders will be enhanced.

(b)          The Exemption Requested is Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policies and Provisions of the 1940 Act.

The Section 18(a) and 61(a) exemptions will have no material adverse financial or economic impact on the Company’s stockholders because the SBIC Subsidiaries are (or will be) wholly-owned by the Company, and the Company’s stockholders effectively own all economic interests in the SBIC Subsidiaries. Also, the representations and agreements of the Company made in this Application effectively eliminate any substantive differences between applying the regulatory framework to the Company conducting its SBIC activities as one entity and the framework applicable to the Company and the SBIC Subsidiaries as separate entities.

32

Congress meant to encourage the development of venture capital companies by the enactment of the 1980 amendments to the 1940 Act (the “1980 Amendments”). A principal purpose of the 1980 Amendments was to remove regulatory burdens on venture capital companies while assuring adequate protection of the interests of investors in such companies. S. REP. No. 958, at 5 (1980); H.R. REP. No. 1341, at 21-22 (1980), as reprinted in 1980 U.S.C.C.A.N. 4803, 4904. The 1980 Amendments sought to eliminate provisions of the 1940 Act that created unnecessary disincentives to venture capital activities. Id. One goal underlying elimination of these disincentives was to increase investment by the public, particularly institutional investors, in professionally managed venture capital companies in order to provide a new source of risk capital for small developing companies. See Reginald L. Thomas & Paul F. Roye, Regulation of Business Development Companies Under the Investment Company Act, 55 S. Cal. L. Rev. 895, 912 (1982).

In adopting interim Rules 60a-1 and 57b-1, the Commission recognized this goal, stating “[t]he 1980 Amendments, which became effective immediately upon their signing by the President, represent the considerable efforts of Congress and numerous other participants, including representatives of the Commission and the “venture capital” industry, to enhance the flow of capital to small, developing businesses and financially troubled businesses.” Investment Company Act Release No. 11493, [1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) 183,704 (Dec. 16, 1980). The Commission also stated in this Release that “it is clear that Congress did not intend to prohibit business development companies from acquiring the securities of and operating wholly owned SBICs. Indeed, the 1980 Amendments specifically recognized the possibility of such ownership.” Subsidiary SBICs are also contemplated by Item 8 of the instructions to Form N-2.

33

The Applicants submit that the proposed exemption is entirely consistent with the general purposes of the 1980 Amendments. By this Application, the Company seeks relief that will allow it, together with the SBIC Subsidiaries, to expand and broaden its activities consistent with the Congressional policies described above and without creating conflicting regulatory problems. The goal can be accomplished only by obtaining the exemption requested. The proposed exemption is therefore consistent with the general purposes of the 1940 Act, as amended by the 1980 Amendments.

It is submitted that granting the requested exemption on the terms set forth in this Application is consistent with the policies and provisions of the 1940 Act and will enhance the interests of the Company’s stockholders while retaining for them the important protections afforded by the provisions of the 1940 Act.

2.          Section 12(d)(1)(J).

Applicants request an Order of the Commission exempting from the provisions of Section 12(d)(1) any loans or advances by either of Fund II SBIC or Fund III SBIC to the Company that may be deemed to violate Section 12(d)(1)(A)(ii) or (iii) if the loans or advances were construed as purchases by Fund II SBIC or Fund III SBIC of the securities of the Company representing indebtedness.7 Section 12(d)(1)(J) permits the Commission to conditionally or unconditionally exempt any person or transaction from any provision of Section 12(d)(1) if and to the extent that the exemption is consistent with the public interest and the protection of investors.

7 As set forth above, the Subsidiaries will not own any of the voting securities of the Company.

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With respect to the exemption from Sections 12(d)(1)(A)(ii) and (iii), allowing Fund II SBIC or Fund III SBIC to make loans or advances to the Company without creating a prohibited purchase of securities from a related BDC, Fund II SBIC’s or Fund III SBIC’s wholly-owned subsidiary status and consolidated financial reporting with the Company will both eliminate the possibility of overreaching and prevent confusion as to the financial status of the Company to the Company’s stockholders, who are the investors that the 1940 Act is intended to protect.

3.          Section 57(c).

In addition to relief under Section 6(c) and 12(d)(1), the Applicants request relief under Section 57(c) with respect to the proposed operations as one company, including transactions between Subsidiaries or between the Company and a Subsidiary, and certain transactions between the Applicants and portfolio companies, as specified above. Section 57(c) directs the Commission to exempt a transaction from one or more provisions of Sections 57(a)(1) and (2) if all three of the following standards are met: (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the BDC or its stockholders or partners on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of the BDC as recited in the filings made by such company with the Commission under the Securities Act of 1933, as amended (“1933 Act”), its registration statements and reports filed under the Exchange Act, and its reports to stockholders or partners; and (iii) the proposed transaction is consistent with the general purposes of the 1940 Act.

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(a)          Under Section 57(c)(1), the terms of the proposed transaction, including the consideration to be paid or received, must be reasonable and fair and must not involve overreaching of the BDC or its stockholders on the part of any person. As discussed above, the proposed operations as one company will enhance efficient operations of the Company and its wholly-owned Subsidiaries, and allow them to deal with portfolio companies as if the Company and the Subsidiaries were one company. Operation as essentially one company in these circumstances has been repeatedly recognized by the Commission in exemptive orders, including with respect to the Company under the prior order, Fidus, Triangle, Triangle II, Main Street, Elk Associates, Allied Capital, Berthel, Capital Southwest, Private Equities, Greater Washington, and Allied Capital II and other companies cited in the applications of those companies. As discussed above with respect to the Applicants’ legal arguments under Section 6(c), the contemplated transactions among the Applicants and affiliates as specified above will be reasonable and fair and will not involve overreaching on the part of any person.

(b)          As indicated above, the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the Company, its stockholders, or the Subsidiaries that are BDCs by any person. The Applicants believe that the requested Order would permit the Company and the Subsidiaries to carry out more effectively (1) the purposes and objectives of the Applicants of investing primarily in small business concerns, and (2) the intent and policy of Congress as stated in and implemented by the 1940 Act, the SBA Act and the 1980 Amendments.

(c)          Under Section 57(c)(2), relief may be granted if the proposed transactions are consistent with the policy of the BDC as specified in filings with the Commission and reports to stockholders. The proposed operations of the Applicants as one company and the requested relief are consistent with the disclosure in the proposed operations of the applicants as one company and the requested relief is consistent with the disclosure in the Company’s public filings with the Commission and its reports to stockholders. Accordingly, this condition is also met.

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(d)          In addition, the representations and agreements made in this Application effectively eliminate any substantive differences between applying the regulatory framework to the Company conducting its SBIC activities as one entity and the framework applicable to the Company and its SBIC Subsidiaries as separate entities and granting the requested exemptions on the terms set forth in this Application is consistent with the policies and provisions of the 1940 Act and will enhance the interests of the Company and the SBIC Subsidiaries while retaining the important protections afforded by the provisions of the 1940 Act.

(e)          With respect to the exemptions from Sections 57(a)(1) and (2), since Fund II SBIC and Fund III SBIC (including the 1.03% interest owned by the Fund II SBIC GP and the 0.95% interest owned by Fund III SBIC GP) will be wholly-owned subsidiaries of the Company and since no officers or directors of Fund II SBIC and Fund III SBIC or of the Company, or any controlling persons or other “upstream affiliates” of the Company will have any prohibited financial interest in the transactions described with respect to operation as one company, there can be no overreaching on the part of any persons and no harm to the public interest will occur in transactions solely between the Company and Fund II SBIC and Fund III SBIC.

(f)          With respect to the exemption from Section 57(a)(3), the transactions will be solely between the Company and Fund II SBIC or Fund III SBIC (including the 1.03% interest owned by the Fund II SBIC GP and the 0.95% interest owned by Fund III SBIC GP), as its wholly-owned subsidiaries. Thus, these transactions will have no substantive economic effect, and there is no basis for overreaching or harm to the public interest.

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In summary, the Applicants meet the standards for relief under Section 57(c) with respect to the exemptions from Sections 57(a)(1), (2) and (3) as described above.

4.          Sections 57(i), 57(a)(4) and Rule 17d-1.

Relief is also requested under Rule 17d-1 with respect to certain joint transactions that would otherwise be prohibited by Section 57(a)(4), including transfers of assets between the Applicants and investments in the same portfolio companies made by two or more Subsidiaries, particularly by Fund II SBIC and Fund III SBIC, that may not involve the Company, all as described above. Section 57(i) provides that rules and regulations under Section 17(d) will apply to transactions subject to Section 57(a)(4) in the absence of rules under that section. The Commission has not adopted rules under Section 57(a)(4) with respect to joint transactions and, accordingly, the standards set forth in Rule 17(d)-1 govern Applicants’ request for relief. In determining whether to grant an order under Section 57(i) and Rule 17d-1, the Commission considers whether the participation of the BDC in the joint transaction is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants in the transaction.

(a)          First, as discussed above with respect to the Applicants’ legal arguments under Section 6(c), the proposed transactions are consistent with the policy and provisions of the 1940 Act and will enhance the interests of the Company and the Subsidiaries, while retaining the important protections afforded by the provisions of the 1940 Act.

(b)          Second, since the joint participants will conduct their operations as though they comprise one company, the participation of one will not be on a basis different from or less advantageous than the others.

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In summary, the Applicants meet the standards for relief under Section 57(i) and Rule 17d-1.

III.         CONSOLIDATED REPORTING

A.           Fund II SBIC and Fund III SBIC’s BDC Election

Section 54 of the 1940 Act provides that any company defined as a “business development company” in Section 2(a)(48)(A) and (B) may elect to be regulated as a BDC, that is, subject to the provisions of Sections 55 through 65 of the 1940 Act and to those sections of the 1940 Act made applicable to BDCs by Section 59 thereof. However, Section 54 requires that in order to elect BDC treatment under the 1940 Act, such company must have “a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934” or have “filed a registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 for a class of its equity securities.”

The Company has elected to be regulated as a BDC. It meets the definitional requirements of Section 2(a)(48) of the 1940 Act and has filed a registration statement on Form 8-A, registering its common stock under Section 12(b) of the Exchange Act.

Fund II SBIC and Fund III SBIC also meet the 1940 Act’s definitional requirements for a BDC; however, they will never issue equity securities listed or admitted for trading on a national securities exchange, nor will a class of either of their equity securities be required to be registered under the Exchange Act pursuant to Section 12(g) of the Exchange Act. Therefore, although Fund II SBIC and Fund III SBIC are not required to register their equity securities under Section 12 of the Exchange Act, pursuant to the provisions of the Exchange Act, Fund II SBIC and Fund III SBIC voluntarily registered their securities under Section 12 of the Exchange Act in order to elect BDC treatment under the 1940 Act.

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Section 12(g) of the Exchange Act requires issuers with specified assets and a specified number of security holders to register under the Exchange Act. Because all of Fund II SBIC and Fund III SBIC’s equity securities are and at all times will be owned by one person (the Company), they do not and will not ever meet the second test. Nevertheless, Section 12(g) of the Exchange Act provides that “[a]ny issuer may register any class of equity security not required to be registered by filing a registration statement pursuant to the provisions of this paragraph.”

Form N-2, used for registration of securities under the 1933 Act for a company electing BDC treatment, specifically contemplates that a BDC may have wholly-owned SBIC subsidiaries that are also BDCs. Item 8, paragraph 6 “Business Development Companies,” specifies certain information that BDCs must provide.

If the Registrant has a wholly owned small business investment company subsidiary, disclose: (1) whether the subsidiary is regulated as a business development company or investment company under the 1940 Act . . .

SEC Form N-2, Item 8, 6.b.

The instructions contemplate exactly the same structure as that of the Applicants, i.e., a public parent offering securities pursuant to a registration statement under the 1933 Act, with such securities being registered under the Exchange Act and the public parent having a wholly owned SBIC subsidiary that is eligible to make a BDC election. This structure is also expressly contemplated by Section 2(a)(46) of the 1940 Act (added by the 1980 Amendments) which allows a wholly-owned SBIC to be deemed an “eligible portfolio security” of a BDC.

The 1980 Amendments were designed to remove unnecessary and costly regulatory burdens to the entrepreneurial activities of the venture capital industry. “[T]his Bill seeks specifically to reduce some of the costs of government regulation imposed on the capital-raising process, to the extent that it can be done without sacrificing necessary investor protection.” H.R. Rep. No. 96-1341, at 37 (1980).

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If Fund II SBIC and Fund III SBIC had not voluntarily registered under the Exchange Act, their only alternative would have been to be regulated as a closed-end investment management company. This legal result would have occurred because at the time of consummation of the Formation Transactions, Fund II SBIC and Fund III SBIC no longer met the requirements of Sections 3(c)(1) or 3(c)(7) pursuant to which a company may be excepted from 1940 Act registration. Under Section 3(c)(1)(A) of 1940 Act, because the Company owns more than 10% of the outstanding voting securities of Fund II SBIC and Fund III SBIC, Fund II SBIC and Fund III SBIC are deemed to be owned by the public stockholders of the Company, the number of which greatly exceeds 100. Requiring both Fund II SBIC and Fund III SBIC to function as a registered management investment company while its parent operates as a BDC would have increased the administrative and legal costs of operating the business. Under Section 3(c)(7) of the 1940 Act, because the Company could be deemed to have been formed for the purpose of investing in Fund II SBIC and Fund III SBIC, the Company could be deemed to fail to qualify as a “qualified purchaser” within the meaning of Section 2(a)(51) by virtue of Rule 2a51-3(a).

For example, different provisions regulating transactions with affiliated persons would apply (Section 17(a) - (e) applies to investment companies; Section 57 applies to BDCs). Any transaction would need to be reviewed under both provisions. In addition, the numerous other 1940 Act provisions made inapplicable to BDCs (and, accordingly, to the Company) by the 1980 Amendments would be applicable to Fund II SBIC and Fund III SBIC. This would be an illogical result, given that the types of securities to be acquired by Fund II SBIC and Fund III SBIC and the managerial assistance to be offered to the portfolio companies of Fund II SBIC and Fund III SBIC fall squarely within the 1940 Act provisions applicable to BDCs. In addition, as set forth in full below, the periodic reporting requirements for the Company and Fund II SBIC and Fund III SBIC would be different, with the Company filing periodic reports under Section 13 of the Exchange Act, and Fund II SBIC and Fund III SBIC filing different reports, on an unconsolidated basis, under the provisions of the 1940 Act. This is precisely the type of unnecessary regulatory burden on the provision of capital to small businesses sought to be avoided by enactment of the 1980 Amendments. Moreover, this dual public reporting by two members of a corporate group that have no uncommon ultimate owners could confuse stockholders and the securities markets.

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In summary, the Applicants do not believe that, in these circumstances, Fund II SBIC and Fund III SBIC should be denied the benefits of the 1980 Amendments. To do so would defeat the attempt of the 1980 Amendments to provide a measure of regulatory relief to these SBIC, the very kind of company intended to receive such relief.

B.           Exemptive Relief Requested from Sections 12(h) and 13 of the Exchange Act

1.          General. Section 12(h) of the Exchange Act provides in part as follows:

The Commission may. . . upon application of an interested person, by order, after notice and opportunity for hearing, exempt in whole or in part any issuer. . . from the provisions of. . . section 13. . . upon such terms and conditions and for such period as it deems necessary or appropriate, if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors.

Section 13 of the Exchange Act is the primary section requiring filing of periodic reports under that Act.

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2.          Application of Section 12(h) and Section 13 of the Exchange Act to the Applicants. As outlined above, in order to be a BDC, Fund II SBIC and Fund III SBIC registered a class of equity securities under Section 12(g) of the Exchange Act. Absent an exemptive order, such registration subjects Fund II SBIC and Fund III SBIC, on an unconsolidated basis, to periodic filings with the Commission, even though Fund II SBIC and Fund III SBIC have only one equity holder, who obviously has ready access to such information on a more timely basis than required under the Exchange Act.

3.          Requested Exemption. Accordingly, the Applicants request an Order of the Commission under Section 12(h) of the Exchange Act exempting Fund II SBIC and Fund III SBIC from the reporting requirements of Section 13(a) of the Exchange Act.

C.           Precedents

In connection with the relief requested in this section, reference is made to Fidus, Triangle, Berthel, Private Equities and Midland. In Fidus, Triangle, Berthel and Private Equities, a parent BDC with a BDC/SBIC subsidiary obtained the same relief as requested herein, and on substantially the same representations and conditions contained herein. In Midland, a parent BDC with a BDC/SBIC subsidiary obtained a joint exemptive order with respect to various 1940 Act issues as well as relief from reporting requirements under Section 12(h) of the Exchange Act. With a two-level BDC structure, the SBIC subsidiary had for some time filed Exchange Act reports with the Commission but obtained relief from further filing in the Midland order.

Because of the factual similarity between the Fidus structure and that of the Applicants, Fidus has been used as a model for the relief under Section 12(h) requested in this Application. Fidus and the Applicants both are cases involving a BDC parent with a wholly owned SBIC/BDC subsidiary.

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D.           Applicants’ Legal Analysis

Section 12(h) of the Exchange Act permits an exemption from reporting or certain other provisions of the Exchange Act if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors.

1.          The Requested Order is not Inconsistent with the Public Interest of the Protection of Investors.

If the requested Order is granted, the Applicants, on a consolidated basis, will be providing to investors exactly the information required by Exchange Act reporting — consolidated financial reports pursuant to applicable Commission rules and generally accepted accounting principles. By the voluntary registration of Fund II SBIC and Fund III SBIC under the Exchange Act to become BDCs, but not reporting separately, the Exchange Act reporting structure for the Applicants is the same as if Fund II SBIC and Fund III SBIC did not voluntarily register. Accordingly, it is indisputable that the requested action is not inconsistent with the public interest or the protection of investors. The Order will permit the multiple-company BDC structure specifically contemplated by the 1980 Amendments and normal, consolidated reporting under Exchange Act rules will be applicable.

The Applicants believe it was not the intent of Congress in adopting the 1980 Amendments to liberalize registration and reporting requirements for a qualified venture capital investment company parent while retaining those requirements for that parent’s wholly owned SBIC subsidiary engaged in the same business. Under the Applicants’ proposed format, Fund II SBIC and Fund III SBIC, as controlled subsidiaries of an issuer with securities registered under the Exchange Act, will be providing the disclosure and reporting under the Exchange Act that was deemed an adequate substitute for 1940 Act registration and reporting for BDCs. As SBICs, Fund II SBIC and Fund III SBIC are engaged in the type of activity — small business capital formation — that Congress wished to encourage with liberalized regulation under the 1940 Act. This fact was made clear by Section 2(a)(46) of the 1940 Act, which allows a wholly owned SBIC to be deemed an “eligible portfolio security” of a BDC.

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The Applicants submit that requiring detailed registration statements and imposing 1940 Act reporting requirements on an SBIC that is subject to consolidated Exchange Act disclosure and reporting requirements would be counter to Congressional intent. Much of the benefit accruing to BDCs would be thwarted by requiring detailed registration statements and duplicative reports of a BDC’s wholly owned investment company subsidiary, particularly when that investment company subsidiary is an SBIC, an entity given favored treatment under the 1940 Act and the 1980 Amendments. Applicants believe that the Congressional intent was to allow an otherwise qualified wholly owned subsidiary of a BDC to elect BDC status.

Further, Section 12(h) establishes a number of criteria to determine whether an exemptive order is not inconsistent with the public interest or protection of investors. Among these are the number of public investors, amount of trading interest in the securities and nature and extent of the issuer’s activities. Fund II SBIC and Fund III SBIC each have only one equity investor, the Company (directly as a limited partner and indirectly as the owner of the General Partners), which is itself a reporting company, and no public investors. There will be no trading in Fund II SBIC’s or Fund III SBIC’s securities. Accordingly, no public interest or investor protective purpose will be served by separate Fund II SBIC and Fund III SBIC reporting. The nature and extent of each of Fund II SBIC’s and Fund III SBIC’s activities are such that its activities will be fully reported on through consolidated financial reporting in accordance with normal accounting rules. Again, there is no public or investor protective purpose to be served by separate Fund II SBIC and Fund III SBIC reporting. Accordingly, Applicants believe that the requested exemption meets the standards of Section 12(h) of the Exchange Act.

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IV.          CONDITIONS OF EXEMPTIVE ORDER

Applicants agree that the requested Order will be subject to the following conditions:

1.          The Company will at all times own and hold, beneficially and of record, all of the outstanding limited partnership interests in any Subsidiary and all of the outstanding membership interests in the General Partners, or otherwise own and hold beneficially, all of the outstanding voting securities and equity interests of such Subsidiary.

2.          The Subsidiaries will have investment policies not inconsistent with those of the Company, as set forth in the Company’s registration statement.

3.          No person shall serve as a member of any of the Subsidiaries’ board of directors, including as a manager under a different form of legal organization that might perform the function of a director, unless such person shall also be a member of the Company’s Board. The board of directors or the managers, as applicable, of any Subsidiary will be appointed by the equity owners of that Subsidiary.

4.          The Company shall not issue or sell any senior security and the Company shall not cause or permit any SBIC Subsidiaries to issue or sell any senior security of which the Company or such SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61) of the 1940 Act; provided that, immediately after the issuance or sale by either of the Company or any SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) of the 1940 Act (as modified by Section 61(a)). In determining whether the Company has the asset coverage on a consolidated basis required by Section 18(a) of the 1940 Act (as modified by Section 61(a)), any senior securities representing indebtedness of an SBIC Subsidiary if that SBIC Subsidiary has issued indebtedness that is held or guaranteed by the SBA shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

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5.          The Company will acquire securities of any SBIC Subsidiary representing indebtedness only if, in each case, the prior approval of the SBA has been obtained. In addition, the Company and the SBIC Subsidiaries will purchase and sell portfolio securities between themselves only if, in each case, the prior approval of the SBA has been obtained.

6.          No person shall serve or act as investment adviser to the Subsidiaries unless the Board and the stockholders of the Company shall have taken such action with respect thereto that is required to be taken pursuant to the 1940 Act by the functional equivalent of the Subsidiary’s Board and the equity holders of the Subsidiary, including as if such Subsidiary were a BDC.

V.	CONCLUSION AND REQUEST FOR ORDER

Based on the foregoing, Applicants respectfully request that the Commission issue an Order pursuant to Sections 6(c), 12(d)(1)(J), and 57(c) of the 1940 Act granting exemptions from Sections 12(d)(1)(A)(ii) and (iii), 18(a), 21(b), 57(a)(1), (2), (3), and (4), and 61(a) of the 1940 Act; and under Section 57(i) and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act; and under Section 12(h) of the Exchange Act granting an exemption from Section 13(a) of the Exchange Act, all on the terms and conditions set forth herein.

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VI.	EXHIBIT LIST

The following documents are annexed to this Application as Exhibits and are incorporated by reference.

Exhibit A	Diagram of the Company’s corporate structure

Exhibit B	Verification Required by Rule 0-2(d)

Exhibit C	Resolution Authorizing Application

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VII.	AUTHORIZATIONS REQUIRED BY RULE 0-2

The verification required by Rule 0-2(d) under the 1940 Act is attached to this Application as Exhibit B. The filing of this Application has been specifically authorized by a resolution of the board of directors of the Company, a resolution of Fund II SBIC Board, and a resolution of Fund III SBIC Board, each dated November 18, 2013. A copy of each resolution, which each remains in full force and effect, is attached to this Application as Exhibit C. The filing of this Application by the other Applicants was authorized by their respective members, general partners or officers, as applicable, pursuant to authority granted to such persons by their respective operating agreements, articles of incorporation or bylaws, as applicable. Each of the foregoing authorizations remain in effect.

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Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have signed this Application on the 17th day of April, 2014.

Capitala Finance Corp.

By:	/s/ Joseph B. Alala, III

Name: Joseph B. Alala, III
Title: Chief Executive Officer

CapitalSouth Partners Fund II Limited Partnership

By:	/s/ Joseph B. Alala, III
Name: Joseph B. Alala, III
Tile: Authorized Person

CapitalSouth Partners SBIC Fund III, L.P.

By:	/s/ Joseph B. Alala, III

Name: Joseph B. Alala, III
Tile: Authorized Person

CapitalSouth Partners F-II, LLC

By:	/s/ Joseph B. Alala, III

Name: Joseph B. Alala, III
Title: Authorized Person

CapitalSouth Partners SBIC F-III, LLC

By:	/s/ Joseph B. Alala, III

Name: Joseph B. Alala, III
Title: Authorized Person

CapitalSouth Partners Florida Sidecar Fund I, L.P.

By:	/s/ Joseph B. Alala, III

Name: Joseph B. Alala, III
Title: Authorized Person

CSP- Florida Mezzanine Fund I, LLC

By:	/s/ Joseph B. Alala, III

Name: Joseph B. Alala, III
Title: Authorized Person

Capitala Investment Advisors, LLC

By:	/s/ Joseph B. Alala, III

Name: Joseph B. Alala, III
Title: Manager

EXHIBIT A

Diagram of the Company’s Corporate Structure

The following diagram depicts the Company’s current organizational structure:

1.	Capitala Finance also owns 100% of the general partners of each of Florida Sidecar Fund, Fund II and Fund III. These general partners do not hold any portfolio investments.

EXHIBIT B

VERIFICATION

The undersigned states that he has duly executed the attached exemptive application dated April 17, 2014 for and on behalf of Capitala Finance Corp. (the “Company”); that he is the President and Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he has duly executed the attached exemptive application for and on behalf of CapitalSouth Partners Fund II Limited Partnership, CapitalSouth Partners SBIC, L.P., CapitalSouth Partners F-II, LLC, a wholly-owned subsidiary of the Company and general partner of CapitalSouth Partners Fund II Limited Partnership, CapitalSouth Partners SBIC F-III, LLC, a wholly-owned subsidiary of the Company and general partner of CapitalSouth Partners SBIC, L.P., CapitalSouth Partners Florida Sidecar Fund I, L.P., CSP-Florida Mezzanine Fund I, LLC, a wholly-owned subsidiary of the Company and general partner of CapitalSouth Partners Florida Sidecar Fund I, L.P. and Capitala Investment Advisors, LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Joseph B. Alala, III
Name: Joseph B. Alala, III
Date: April 17, 2014

EXHIBIT C

Resolution of the Board of Directors of Capitala Finance Corp.

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, by and on behalf of the Company, to execute and cause to be filed with the SEC any applications for exemptive relief and any amendments deemed necessary or appropriate thereto, and any related documents including but not limited to requests for no action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or any other applicable federal or state securities laws, as such Authorized Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate the transactions contemplated therein and the relief sought thereby.

Resolution of the Board of CapitalSouth Partners Fund II Limited Partnership

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, by and on behalf of CapitalSouth Partners Fund II Limited Partnership, to execute and cause to be filed with the SEC any applications for exemptive relief and any amendments deemed necessary or appropriate thereto, and any related documents including but not limited to requests for no action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or any other applicable federal or state securities laws, as such Authorized Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate the transactions contemplated therein and the relief sought thereby.

Resolution of the Board of Directors of CapitalSouth Partners SBIC Fund III, L.P.

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, by and on behalf of CapitalSouth Partners SBIC Fund III, L.P., to execute and cause to be filed with the SEC any applications for exemptive relief and any amendments deemed necessary or appropriate thereto, and any related documents including but not limited to requests for no action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or any other applicable federal or state securities laws, as such Authorized Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate the transactions contemplated therein and the relief sought thereby.